Exhibit 99.1

Ballard Announces Q4 and Full Year 2021 Results Conference Call

VANCOUVER, BC, Feb. 15, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) will hold a conference call on Monday, March 14th, 2022 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review fourth quarter and full year 2021 operating results.

The live call can be accessed by dialing +1-604-638-5340. Alternatively, a live webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the webcast will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

View original content to download multimedia:https://www.prnewswire.com/news-releases/ballard-announces-q4-and-full-year-2021-results-conference-call-301482576.html

SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2022/15/c2948.html

%CIK: 0001453015

For further information: Kate Charlton, +1.604.453.3939, investors@ballard.com; media@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 15-FEB-22